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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

|_| Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1. Name and Address of Reporting Person*

   Stuckey              Thomas                     M.
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   (Last)               (First)                 (Middle)

   c/o Milestone Scientific Inc.
   220 South Orange Avenue
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                                    (Street)

   Livingston         New Jersey                07039
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   (City)               (State)                 (Zip)

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2. Issuer Name and Ticker or Trading Symbol

   Milestone Scientific Inc. AMEX - "MS"
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3. IRS Identification Number of Reporting Person, if an Entity (Voluntary)


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4. Statement for Month/Year

   September 2002
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   |_|   Director                             |_|   10% Owner
   |X|   Officer (give title below)           |_|   Other (specify below)

         Chief Financial Officer
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7. Individual or Joint/Group Filing (Check Applicable Line)

   |X|  Form filed by One Reporting Person
   |_|  Form filed by More than One Reporting Person

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* If the Form is filed by more than one Reporting Person, see Instruction
  4(b)(v).

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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                                                                                                     6.
                                                      4.                              5.             Owner-
                                                      Securities Acquired (A) or      Amount of      ship
                                         3.           Disposed of (D)                 Securities     Form:     7.
                                         Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                           2.            Code         ----------------------------    Owned at End   (D) or    Indirect
1.                         Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security          Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                 (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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Common Stock par
value $.001 per share      9/6/02          P             5,000(1)(2)   A     $0.415   3,000              D
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

(1) The Reporting Person disclaims beneficial ownership of 3,500 of these securities, and this report shall not be deemed an admission that the Reporting Person is the beneficial owner of such securities for purposes of Section 16 or for any other purpose.

(2) Of which 1,700 shares are held by wife in IRA account, 2,000 shares are held by wife as custodian for son, 2,000 shares are held by wife as custodian for second son, 2,000 shares are held by wife as custodian for daughter and 2,300 are held by wife as custodian for second daughter.

*If the form is filed by more than one reporting person, see Instruction
4(b)(v).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

                                                                          (Over)

                                                                 SEC 1474 (2-02)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

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                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    Form of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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                                                                               Common Stock,
Option to purchase                                                             par value $.001
common stock        $16.50                                    5/5/01   5/4/03  per share         25,000              D
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                                                                               Common Stock,
Option to purchase                                                             par value $.001   21,000              D
common stock        $3.00                                    1/15/01  1/14/04  per share
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                                                                               Common Stock,     25,000              D
Option to purchase                                                             par value
common stock        $2.1875                                    (1)    7/13/04  $.001 per share
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                                                                               Common Stock,     10,000              D
Option to purchase                                                             par value $.001
common stock        $2.5                                       (2)    7/25/06  per share
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                                                                               Common Stock,      7.000              D
Option to purchase                                                             par value $.001
common stock        $.75                                       (3)    1/02/07  per share
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Explanation of Responses:

(1) Options vest as follows 8,333 on 7/13/01; 8,334 on 7/13/02; 9,333 on
7/13/03

(2) Options vest as follows: 3,333 on 7/25/02; 3,334 on 7/25/03 and 3,333 on
7/25/04.

(3) Options vest as follows: 2,333 on 1/1/02; 2,334 on 1/1/03 and 2,333 on
1/1/04

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

/s/ Thomas Stuckey                                              9/10/2002
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** Signature of Reporting Person                                  Date

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number


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